PUBLIC
SEC Mail Processing
JAN 25 2023
Washington, DC

23002514

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-33612

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: D.B. McKenna & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

207 West Main St
(No. and Street)

Bennington (City) VT (State) 05201 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian McKenna (Name) (802) 447-1538 (Area Code – Telephone Number) brian.mckenna@dbmckenna.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130 (Address) MAITLAND (City) FL (State) 32751 (Zip Code)

JULY 28, 2004 (Date of Registration with PCAOB)(if applicable) 1839 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald B. McKenna, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of D.B. McKenna & Co., Inc., as of December 31st, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

Brian D. McKenna [signature]

Notary Public

Notary Public State of Vermont
Brian Mckenna
Commission
★No. 157.0004223★

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of D.B. McKenna Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of D.B. McKenna Co., Inc. as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of D.B. McKenna Co., Inc. as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of D.B. McKenna Co., Inc.'s management. Our responsibility is to express an opinion on D.B. McKenna Co., Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to D.B. McKenna Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as D.B. McKenna Co., Inc.'s auditor since 2017.

Maitland, Florida

January 19, 2023

D.B. McKenna Co., Inc.
Statement of Financial Condition
December 31, 2022

		2022
Assets		
Current assets:		
Cash and cash equivalents	$	111,180
Clearing Broker Deposit		30,298
Accounts receivable		10,285
Total current assets		151,763
Marketable Securities		108,965
Total assets	$	260,728
Liabilities and Stockholders' Equity		
Liabilities:		
Accrued expenses	$	10,916
Total liabilities		10,916
Stockholders' equity:		
Common stock, no par value, 10 shares authorized, issued and outstanding, at cost		8,000
Contributed capital		40,000
Accumulated other comprehensive income (loss)		86,051
Retained earnings		115,761
Total stockholders' equity		249,812
Total liabilities and stockholders' equity	$	260,728

*The accompanying notes are an integral part of these financial statements

Note 1- Organization and Nature of Business

Organization –D.B. McKenna & Co., Inc. (the Company) is a privately owned corporation. The Company operates as a retail stock brokerage business and is located at 207 Main Street in Bennington, Vermont. D.B. McKenna Co., Inc. operates through a broker-dealer contract with Raymond James and Associates, Inc. (RJA).

Description of Business- The Company's revenues derive from mutual fund sales, 12b-1 fees, equity commissions, and professional fees. The Company does not hold funds or securities for, or owe funds or securities to customers.

The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation. The Company is subject to federal and state security laws, as well as FINRA regulations.

Note 2 – Summary of Significant Accounting Policies

Basis of Reporting- The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with the accounting principles generally accepted in the United States of America (GAAP), as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Cash and Cash Equivalents – The Company classifies cash accounts and certain securities with original maturity dates of three months or less as cash equivalents. The Federal Deposit Insurance Corporation (FDIC) insures cash balances up to $250,000 per depositor, per bank. It is the Company's policy to monitor the financial strength of the bank that holds deposits on an ongoing basis. Cash equivalents are comprised of money market funds. Money market funds are not insured by the FDIC and are not a risk-free investment. Money market funds invest in a variety of instruments including mortgage-backed and asset-backed securities. Although a money market fund seeks to preserve its $1 per share value, it is possible that a money market fund's value can decrease below $1 per share.

Clearing Deposit – The Company maintains a clearing deposit with RJA. This is in accordance with the terms of the agreement between the Company and RJA, the clearing broker.

Marketable Securities– The Company's marketable securities are measured at fair value in accordance with FASB ASC 820, *"Fair Value Measurements and Disclosures,"* which defines fair value, establishes a framework for measuring fair value and requires certain disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> Level 1- Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets the Company has the ability to access.

Note 2- Summary of Significant Accounting Policies (continued)

Marketable Securities (continued) -

Level 2- Inputs to the valuation methodology include:

- Quoted prices for similar assets in active markets;
- Quoted prices for identical or similar assets in inactive markets;
- Inputs other than quoted prices that are observable for the asset; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset.

Level 3- Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The table below presents the amount of assets and liabilities measured at fair value on a recurring basis as of December 31, 2022:

	Total	Level 1	Level 2	Level 3
Marketable Securities	$108,965	$108,965	-	-

The Company has classified its investments in accordance with FASB ASC 820, as further described in Note 3.

Fixed Assets – Equipment is recorded at cost and is being depreciated on the income tax basis. This basis does not conform to GAAP. The difference between the accelerated tax basis and straight-line depreciation does not materially affect the fair presentation of financial condition as of December 31, 2022.

Income Taxes – The Company accounts for income taxes in accordance with FASB ASC 740 *"Income Taxes"*. FASB ASC 740 is an asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax and financial reporting basis of certain assets and liabilities.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740. FASB ASC 740 provides a framework for how companies should recognize, measure, present and disclose uncertain tax positions in the financial statements. The Company did not record any unrecognized tax benefits as of December 31, 2022. The Company's policy is to include interest and penalties related to unrecognized tax benefits as a component of its provision for income taxes. As of December 31, 2022, the Company did not record any penalties or interest associated with unrecognized tax benefits. The Company's past three tax years are open and subject to examination.

Revenue Recognition –

Significant Judgments: Revenue from contracts with customers are commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 2- Summary of Significant Accounting Policies (continued)

Commissions:

Brokerage Commissions, The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of securities have been transferred to/from the customer.

Distribution fees, The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distributions fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, along with the disclosure of certain contingent assets and liabilities as of the financial statement date. Actual results in the future could vary from the amounts derived from management's estimates and assumptions.

Subsequent Events – Subsequent events have been evaluated through the date through which the financial statements were available for issuance. Management believes there are no subsequent events that have a material impact on the financial statements.

Note 3- Marketable Securities

As of December 31, 2022, the Company held two common stocks with a market value of $108,965. The equities have unrealized gains of $87,041 as of December 31, 2022. These equities are classified as Level 1 in accordance with FASB ASC 820. No other than temporary impairment losses have been recognized in 2022.

Note 4- Accumulated Other Comprehensive Income

The Company did not have any reclassification adjustments out of accumulated other comprehensive income into net income for 2022.

Note 5- Net Capital

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934 (SEC Rule 15c3-1). The Company must maintain a minimum net capital of the greater of 6.67% of aggregate indebtedness or $50,000, and the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends

Note 5- Net Capital (continued)

be paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

As of December 31, 2022, the Company had adjusted net capital of $233,237 with a minimum net capital requirement of $50,000. The ratio of aggregate indebtedness to net capital was .05 to 1.

Note 6- Income Taxes

The Company has provided a provision for the minimum state income tax and has no federal income taxes for the year ended December 31, 2022. In addition, the Company has no material deferred tax assets or liabilities as of December 31, 2022.

Note 7- Concentrations of Credit Risk

The Company is exposed to market risk on the various cash and investments it holds related only to its net capital requirements. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices or other factors. The level of market risk is influenced by the volatility and the liquidity of the markets in which financial instruments are traded.

The Company is also exposed to credit risk, which is the risk of loss if an issuer or counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless (default risk). The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

Note 8- Related Parties

In February 2016, FASB issued ASU 2016-02 Leases – (Topic842). ASU 2016-02 will require recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previously GAAP, along with disclosure of key information about leasing arrangements. The company has elected not to apply the recognition requirements of Topic 842 relating to its related party short-term office lease and instead has elect to recognize the lease payments as lease costs on a straight-line basis over the lease term. The Company paid rent expense to McKenna Realty Co., which is owned by Donald McKenna in the amount of $27,900 for the year ended December 31, 2022.

The company pays payroll for employees of a related company (same ownership), Bennington Financial Planning Group (BFPG) of which they were reimbursed $481,513 in payroll expenses, which is recorded as an off-set to compensation in the statement of operations.

In addition, during 2022 the Bennington Financial Planning Group (BFPG), of which Donald McKenna is the President, paid the Company $772,698 in fees for trades placed and other business services, which is reported in other income – related party in the statement of operations.

Note 9 – Commitments and Contingencies

The company has no commitments or contingencies as of December 31st, 2022.